Exhibit 99.1

Exhibit No.	Exhibits

99.1	Appointment of new officers; and

Amendments to the By-Laws of the Company.

March 25, 2021

Philippine Stock Exchange

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention:	Ms. Janet A. Encarnacion

Head, Disclosure Department

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(b).2, we submit herewith a copy of SEC Form 17-C with respect to certain discloseable events/information.

This shall also serve as the disclosure letter for the purpose of complying with PSE Revised Disclosure Rules.

Very truly yours,

/s/Ma. Lourdes C. RAusa-Chan__

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 25, 2021

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention:	Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept.

Gentlemen:

In compliance with Section 17.1 (b) of the Securities Regulation Code and SRC Rule 17.1.1.1.3(a), we submit herewith two (2) copies of SEC Form 17-C with respect to certain discloseable events/information.

Very truly yours,

/s/Ma. Lourdes C. RAusa-Chan__

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number
88168553

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,560 As of February 28, 2021	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Ma. Lourdes C. Rausa-Chan	lrchan@pldt.com.ph	88168553
Name of Contact Person	Email Address	Telephone Number/s	Mobile Number

Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note:  In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.	March 25, 2021
Date of Report (Date of earliest event reported)

2.	SEC Identification Number PW-55

3.	BIR Tax Identification No. 000-488-793

4.	PLDT Inc.
Exact name of issuer as specified in its charter

5.	PHILIPPINES	6. ____________ (SEC Use Only)
	Province, country or other jurisdiction of Incorporation	Industry Classification Code

7.	Ramon Cojuangco Building, Makati Avenue, Makati City	1200
	Address of principal office	Postal Code

8.	(632) 816-8553
Issuer's telephone number, including area code

9.	Not Applicable
Former name or former address, if changed since last report

10.	Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

11.  Item 4 (Election or Appointment of Officers) and Item 9 (Other Events)

We disclose that at the meeting of the Board of Directors of PLDT Inc. (respectively, the “Board” and the “Company”) held on March 25, 2021:

1.	The Board confirmed the appointment of the following officers:

	Name	Position	Effectivity Date
1.	Victor S. Genuino	First Vice President/Senior BTO Officer	February 1, 2021
2.	Joseph Henry S. Lebumfacil	Vice President/Head of Enterprise Resource Planning	November 1, 2020

Mr. Genuino is a general management professional with 27 years of local and international experience running divisions and companies in both the energy and telecommunications industries. He was the First Vice President and Head, Customer Retail Services and Corporate Communications of Manila Electric Company (Meralco) and concurrently President & CEO of Meralco Energy Inc. and Spectrum from July 2019 to August 2020. He also served as Vice President and Head, Corporate Business of Meralco from January 2011 to July 2019. Prior thereto, he was the General Manager, Hong Kong of PLDT Global Corporation from May 2005 to January 2011, Trade Marketing Director (ASEAN, India, Pacific) of Siemens Singapore Pte., Ltd. from 2003 to 2005, Marketing Director (Asia Pacific) of Sendo Singapore Pte., Ltd. from 2001 to 2003, Regional Marketing Director (ASEAN) of Philips Electronics Singapore (Consumer Communications) from 2000 to 2001, Country Manager, Philippines of Philips Electronics (Consumer Communications) from 1998 to 2000, and Marketing Manager of Philips Electronics (Consumer Communications) from 1996 to 1998.

Mr. Genuino obtained his Bachelor of Science Degree in A.B. Interdisciplinary Studies from Ateneo de Manila University and Master in Business Administration from J.L. Kellogg School of Management at Northwestern University and the Hong Kong University of Science and Technology.

Mr. Lebumfacil has over 20 years of extensive experience in the management and delivery of highly complex IT projects and programs. He was the Vice President for Investments and Corporate Functions IT of AIG Shared Services, IT from May 2014 until October 31, 2020. Prior to joining AIG Services, he worked in Accenture, Inc. for eight (8) years where he held various positions such as Engagement Delivery Lead – Edcon South Africa, Solution Architect and Change Control Lead - Unilever, Regional Outsourcing Account Lead - Deutsche Bank, Delivery Lead - Alcatel-Lucent, Delivery Lead – British American Tobacco, IT & Change Management Lead – Accenture-Internal Operations, Regional Transition Lead – Infineon AG, Global Delivery Lead – Qimonda AG, Project Manager – Accenture-CIO, Project Manager – UHS-Pruitt and Project Manager – Dynegy. He also held various position in Sun Life of Canada, Phils. Inc. from December 1999 to April 2005, Citadel Holdings, Inc. from January 1999 to December 1999 and Philippine Airlines, Inc. from October 1996 to December 1998.

Mr. Lebumfacil obtained his Bachelor of Science Degree in Computer Science with Specialization in Software Technology and Master in Business Administration from De La Salle University. He is a Project Management Institute Agile Certified Practitioner and Project Management Professional, a Certified System Integration Solution Architect and a Certified Program, Project and Service Management Lead.

2.

The Board, exercising its own power, and the authority duly delegated to it by the stockholders of the Company, to amend the Company’s By-Laws, authorized and approved the amendments to the Company’s By-Laws contained in Annex A attached hereto.

The amendments to the By-Laws shall take effect upon approval by the Securities and Exchange Commission of the Amended By-Laws.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

PLDT INC.

By:

/s/Ma. Lourdes C. Rausa-Chan__

MA. LOURDES C. RAUSA-CHAN

Corporate Secretary

March 25, 2021

ANNEX A

AMENDMENTS TO THE BY-LAWS OF PLDT INC.

EXISTING BY-LAWS PROVISION	AMENDMENT

ARTICLE II

MEETINGS

*Section 1. The annual meeting of the stockholders shall be held at the principal office of the corporation or at such other place designated by the Board of Directors in the city or municipality where the principal office of the corporation is located on the second Tuesday in June of each year, at 3 o’clock P. M. The Board of Directors may, for good cause, postpone the annual meeting of stockholders to a reasonable date.

Written or printed notice of every annual stockholders’ meeting, which notice shall state the date, time and place of the meeting and the purpose or purposes for which the meeting is called, shall be given by the Secretary or by the Assistant Secretary to each stockholder.  Such notice may be delivered to the stockholders personally, or enclosed in an envelope with the postage thereon fully prepaid, addressed to each stockholder at his or her last known place of residence or business, and posted at a Post Office in the Philippines or in the United States of America.  Such delivery or mailing of notice must be made at least fifteen (15) business days before the date fixed for the meeting.  No publication of notice of any regular or special meeting of stockholders in the public newspapers shall be required.

(* Amended on July 26, 1955, February 24, 1998, March 29, 2001 and December 2, 2014)

ARTICLE II

MEETINGS

Section 1. Meetings of the stockholders shall be held at the principal office of the corporation as set forth in its Amended Articles of Incorporation or, if not practicable, at such other place designated by the Board of Directors in the city or municipality where the principal office of the corporation is located; provided that any city or municipality in Metro Manila shall, for the purpose hereof, be considered a city or municipality.

The annual meeting of stockholders shall be held on the second Tuesday in June of each year, at 3 o’clock P. M. The Board of Directors may, for good cause, postpone the annual meeting of stockholders to a reasonable date. Written or printed notice of every annual stockholders’ meeting shall be given by the Secretary or Assistant Secretary to each stockholder in the manner provided in Section 3 of this Article II, at least fifteen (15) business days before the date fixed for the meeting.  Such notice shall state the date, time and place of the meeting and be accompanied by the: (a) agenda for the meeting, (b) the proxy form, (c) when attendance, participation or voting in the meeting by remote communication or in absentia are allowed, the requirements and procedures to be followed by a stockholder who elects such option, (d) when the meeting is for the election of directors, the requirements and procedure for nomination and election, and (e) such other reports as may be required under applicable laws, rules and regulations.

In case of postponement of an annual meeting of stockholders, written or printed notice thereof and the reason therefor shall be given to all stockholders by the Secretary or Assistant Secretary in the manner provided in Section 3 of this Article II, at least fourteen (14) days prior to the date of the meeting.

(* Amended on July 26, 1955, February 24, 1998, March 29, 2001, December 2, 2014

and March 25, 2021)

ARTICLE II

MEETINGS

*Section 2. Special meetings of the stockholders may be called at any time by the Chairman of the Board or three (3) of the Directors or by any number of stockholders representing two-thirds (2/3) of the subscribed capital stock.  Notice in writing of such meeting, stating the date, time and place thereof, and the purpose or purposes for which such meeting is called shall be given to each stockholder by the Secretary or Assistant Secretary or in case of his absence, inability, refusal or neglect to act, then by the President, Directors or stockholders calling the said meeting.  Such notice may be delivered to the stockholders personally or enclosed in an envelope and addressed, with the postage thereon fully prepaid, to each stockholder at his or her last known place of residence or business and posted at a Post Office in the Philippines or the United States of America.  Such delivery or mailing of notice must be made at least fifteen (15) business days before the date fixed for the meeting and the statement of service by such delivery or mailing shall be entered upon the minutes of meeting and the said minutes as certified correct by the secretary of the meeting and attested by the chairman of the meeting shall be conclusive on the question of service.

(* Amended on July 26, 1955, February 24, 1998, March 29, 2001 and August 3, 2010)

ARTICLE II

MEETINGS

*Section 2.  Special meetings of the stockholders may be called at any time by the Chairman of the Board, or three (3) of the Directors, or by stockholders representing two-thirds (2/3) of the shares of the corporation issued and outstanding and entitled to vote.  Written or printed notice of such meeting, stating the date, time and place thereof, and the purpose or purposes for which such meeting is called shall be given to each stockholder in the manner provided in Section 3 of this Article II by the Secretary or Assistant Secretary or in case of his absence, inability, refusal or neglect to act, then by the President, Directors or stockholders calling the said meeting, at least fifteen (15) business days before the date fixed for the meeting.

(* Amended on July 26, 1955, February 24, 1998,

March 29, 2001, August 3, 2010 and March 25, 2021)

ARTICLE II

MEETINGS

Section 3.  The notice of any annual or special meeting of stockholders, or of the postponement of either meeting, may be given or delivered to a stockholder personally, or enclosed in an envelope with the postage thereon fully prepaid, addressed to a stockholder at his last known place of residence or business, and posted at a post office in the Philippines or in the United States of America, or by email, or such other manner as may be allowed by applicable law, rules and regulations, including publication in a newspaper of general circulation in the Philippines in printed or online format.

The statement of service of notice of annual or special meeting of stockholders within the period provided in Sections 1 and 2 of this Article II and in the manner provided in this Section 3 shall be entered in the minutes of the annual or special meeting of stockholders, and the said minutes certified correct by the secretary of the meeting and attested by the chairman of the meeting shall be conclusive on the question of service.

(Amended on July 26, 1955; February 24, 1998,

March 29, 2001, August 3, 2010 and March 25, 2021)

ARTICLE II

MEETINGS

Section 4.  Subject to approval by at least a majority of the Board of Directors, and compliance with applicable laws, rules and regulations, the corporation may, instead of a pure in-person annual or special meeting of stockholders, hold a virtual-only meeting, or an in-person supplemented with virtual meeting/hybrid meeting. The corporation shall adopt appropriate guidelines, procedures and mechanisms for the conduct of virtual or hybrid meetings and participation and voting in such meetings through remote communication or in absentia.

(New provision adopted on March 25, 2021)

ARTICLE II

MEETINGS

Section 5.  Whenever for any cause, there is no person authorized or the person authorized to call a stockholders’ meeting unjustly refuses to call such meeting, a stockholder may petition the Securities and Exchange Commission (the “Commission”) for the issuance of an order directing such petitioning stockholder to call such meeting in accordance with the conditions and directives set out in the order of the Commission and the provisions of applicable laws, rules and regulations.

(New provision adopted on March 25, 2021)

ARTICLE II

MEETINGS

*Section 4. A meeting of the Board of Directors shall be held promptly after the adjournment of the annual meeting of the stockholders; subsequent regular meetings shall be held monthly on the last Tuesday of each month at 9:30 A. M., at the office of the corporation at the place stated in the Amended Articles of Incorporation or such other time and place in or outside the Philippines as the Board of Directors may from time to time determine.  Special meetings may be called by the Chairman of the Board whenever he may think proper, and he shall forthwith call such meetings whenever requested in writing to do so by any three (3) Directors.  Such meetings shall be called for a date not later than seven (7) days from the date of such request.  Notice in writing of every special meeting of the Board of Directors, stating the date and place thereof and the purpose or purposes for which the meeting is called, shall be given to each Director by the Secretary or Assistant Secretary, or in case of his absence, inability, refusal or neglect to act, by any person appointed for that purpose by the Chairman of the Board or three (3) of the Directors.  Such notice may be delivered to each Director personally, by telegraph, facsimile, e-mail, or other means of written or printed communication generally accepted and used by the business community as at present available or which become available through technical advances or innovations in the future, at least twenty-four (24) hours previous to the time fixed for the meeting, or may be given by enclosing a notice in an envelope,  with the postage thereon fully prepaid, addressed to each Director at his last known place of residence or business and posted at least three (3) days before the date fixed for the meeting.  Service of notice, by delivery, telegraph, facsimile, e-mail, or other means of written or printed communication generally accepted and used by the business community as at present available or which become available through technical advances or innovations in the future, shall be entered upon the minutes of the meeting, and said minutes, as certified correct by the secretary of the meeting and attested by the chairman of the meeting, shall be conclusive upon the question of service.  Notice of regular meetings of the Board of Directors is hereby dispensed with.

(* Amended on January 5, 1940, May 8, 1962, January 30, 1968, July 11, 1969, February 24, 1998, February 29, 2000, March 29, 2001, August 3, 2010 and December 2, 2014)

ARTICLE II

MEETINGS

*Section 7. A meeting of the Board of Directors shall be held promptly after the adjournment of the annual meeting of the stockholders; subsequent regular meetings shall be held monthly on the last Tuesday of each month at 9:30 A. M., at the principal office of the corporation as stated in the Amended Articles of Incorporation or at such other time and place in or outside the Philippines as the Board of Directors may from time to time determine.  Special meetings may be called by the Chairman of the Board whenever he may think proper, and he shall forthwith call such meetings whenever requested in writing to do so by any three (3) Directors.  Such special meetings shall be called for a date not later than seven (7) days from the date of such request.  Notice of every regular or special meeting of the Board of Directors, stating the date and place thereof and the purpose or purposes for which the meeting is called, shall be given to each Director by the Secretary or Assistant Secretary, or in case of his absence, inability, refusal or neglect to act, by any person appointed for that purpose by the Chairman of the Board or three (3) of the Directors, at least five (5) days prior to the date fixed for the regular meeting, or at least two (2) days prior to the date fixed for the special meeting. Such notice may be delivered to each Director personally, or sent by e-mail, or other means of written or printed communication generally accepted and used by the business community as at present available or which become available through technical advances or innovations in the future, or may be given by enclosing a notice in an envelope, with the postage thereon fully prepaid, addressed to each Director at his last known place of residence or business, and posting the same.  Service of notice, by personal delivery, or by e-mail, or other means of written or printed communication generally accepted and used by the business community as at present available or which become available through technical advances or innovations in the future, or by posting shall be entered upon the minutes of the meeting, and said minutes, as certified correct by the secretary of the meeting and attested by the chairman of the meeting, shall be conclusive upon the question of service.

(* Amended on January 5, 1940, May 8, 1962, January 30, 1968, July 11, 1969, February 24, 1998, February 29, 2000, March 29, 2001, August 3, 2010, December 2, 2014 and March 25, 2021)

ARTICLE II

MEETINGS

Section 8.  A Director who cannot physically attend or vote at any regular or special meeting of the Board of Directors may participate and vote in such meeting through remote communication such as video conferencing, teleconferencing, or other alternative modes of communication that allow reasonable opportunity to participate in such meeting. A Director cannot attend or vote by proxy in any meeting of the Board of Directors.

(New provision adopted on March 25, 2021)

ARTICLE II

MEETINGS

*Section 6. If any regular meeting of stockholders or Board of Directors provided for herein shall fall on a legal holiday, then such meeting shall be held on the next succeeding business day at the same hour; but special meetings of the stockholders or Board of Directors may be held on a holiday with the same force and effect as if held on a business day.

(*Amended on March 29, 2001 and August 3, 2010)

ARTICLE II

MEETINGS

*Section 10. If any annual meeting of stockholders or regular meeting of the Board of Directors provided for herein shall fall on a legal holiday, then such meeting shall be held on the next succeeding business day at the same hour; but special meetings of the stockholders or Board of Directors may be held on a holiday with the same force and effect as if held on a business day.

(*Amended on March 29, 2001, August 3, 2010

and March 25, 2021)

ARTICLE II

MEETINGS

*Section 7. Meetings of the stockholders shall be held at the principal office of the corporation or at such other place designated by the Board of Directors in the city or municipality where the principal office of the corporation is located.  Meetings of the Board of Directors shall be held at the principal office of the corporation or at such other place in or outside the Philippines as the Board, from time to time, may determine.

(* Amended on May 8, 1962, July 11, 1969, February 29, 2000 and March 29, 2001)

ARTICLE II MEETINGS Section 7 has been deleted.

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

*Section 1. At any meeting of the stockholders, persons representing, in person or by proxy, a majority of the shares of the corporation issued and outstanding and entitled to vote at the said meeting shall constitute a quorum for the transaction of any business, except as otherwise provided by law.  In the absence of a quorum, the Chairman of the Board or, in his absence, any person entitled to preside or act as secretary of the meeting shall have the power to adjourn the meeting from time to time until the requisite number of shares to constitute a quorum is present or represented. When a meeting of the stockholders is adjourned to another time or place, it shall not be necessary to give notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment was taken.  At the reconvened meeting, any business may be transacted that could have been transacted on the original date of the meeting.

(*Amended on March 29, 1983, March 29, 2001 and August 3, 2010)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

*Section 1. At any meeting of the stockholders, persons representing, in person or by proxy, a majority of the shares of the corporation issued and outstanding and entitled to vote at the said meeting shall constitute a quorum for the transaction of any business, except as otherwise provided by law. When participation in any stockholders’ meeting through remote communication or in absentia is authorized by resolution of at least a majority of the Board of Directors or allowed under applicable laws, rules and regulations, then, stockholders participating in said meeting through remote communication or in absentia shall be deemed present for purposes of a quorum.  In the absence of a quorum, the Chairman of the Board or, in his absence, any person entitled to preside or act as secretary of the meeting shall have the power to adjourn the meeting from time to time until the requisite number of shares to constitute a quorum is present or represented. When a meeting of the stockholders is adjourned to another time or place, it shall not be necessary to give notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment was taken.  At the reconvened meeting, any business may be transacted that could have been transacted on the original date of the meeting.

(*Amended on March 29, 1983, March 29, 2001,

August 3, 2010 and March 25, 2021)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

*Section 2. At any meeting of the stockholders at which there is quorum, all matters approved by the stockholders representing a majority of the issued and outstanding shares of the corporation entitled to vote present in person or by proxy at such meeting shall be valid as a corporate act, except for such matters which require the vote of the stockholders representing a higher percentage of the outstanding shares as prescribed by statute or these By-Laws.

(* New provision adopted on March 29, 2001)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

*Section 2. At any meeting of the stockholders at which there is quorum, all matters approved by the stockholders representing a majority of the issued and outstanding shares of the corporation entitled to vote present in person or by proxy at such meeting, or participating in such meeting through remote communication or in absentia, shall be valid as a corporate act, except for such matters which require the vote of the stockholders representing a higher percentage of the outstanding shares as prescribed by statute or these By-Laws.

(* New provision adopted on March 29, 2001;

Amended on March 25, 2021)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

*Section 3.  Each stockholder is entitled to one vote for each share of stock held by him, where such stock has voting rights on the matter under consideration, and such stock may be represented by the holder thereof or by his attorney duly authorized by proxy executed in writing on forms prescribed by the Board of Directors which shall be furnished to a stockholder upon his request.  Unless otherwise provided in the proxy, it shall be valid only for the meeting in respect of which such proxy was issued.  Proxies must be filed with the Secretary, Assistant Secretary or transfer agent of the corporation at least seven (7) days before the day of the meeting.  Any proxy filed with the Secretary, Assistant Secretary or transfer agent of the corporation may be revoked by the stockholder concerned either in an instrument in writing duly presented to the Secretary, Assistant Secretary or transfer agent of the corporation at least three (3) days before the day of the meeting or by his personal presence at the meeting.  Validation of proxies shall be done at least five (5) days before the day of the meeting by the Secretary or by a special committee of inspectors composed of the Secretary, Assistant Secretary and a representative of the transfer agent of the corporation.  The decision of the Secretary or the special committee of inspectors, as the case may be, on the validity of proxies shall be final and binding until and unless set aside by a court of competent jurisdiction.

(* Amended on March 29, 1983, February 24, 1998, March 29, 2001 and August 3, 2010)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

*Section 3. Each stockholder is entitled to one vote for each share of stock held by him, where such stock has voting rights on the matter under consideration. The stockholder’s right to vote may be exercised by him in person, or by his attorney-in-fact duly authorized by proxy executed in writing on forms prescribed by the Board of Directors which shall be furnished to a stockholder upon his request.  Unless otherwise provided in the proxy, it shall be valid only for the meeting in respect of which such proxy was issued.  Proxies must be filed with the Secretary, Assistant Secretary or transfer agent of the corporation at least seven (7) days before the day of the meeting.  Any proxy filed with the Secretary, Assistant Secretary or transfer agent of the corporation may be revoked by the stockholder concerned either in an instrument in writing duly presented to the Secretary, Assistant Secretary or transfer agent of the corporation at least three (3) days before the day of the meeting or by his personal presence at the meeting.  Validation of proxies shall be done at least five (5) days before the day of the meeting by the Secretary or by a special committee of inspectors composed of the Secretary, Assistant Secretary and a representative of the transfer agent of the corporation.  The decision of the Secretary or the special committee of inspectors, as the case may be, on the validity of proxies shall be final and binding until and unless set aside by a court of competent jurisdiction.

The stockholder’s right to vote may also be exercised through remote communication or in absentia when authorized by resolution of at least a majority of the Board of Directors, but such resolution shall only be applicable for a particular meeting. Notwithstanding any provision in these By-Laws to the contrary, stockholders may vote through remote communication or in absentia in the election of directors.

(* Amended on March 29, 1983, February 24, 1998, March 29, 2001, August 3, 2010 and March 25, 2021)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

*Section 6.  At any meeting of the Board of Directors, a majority of the number of the Directors as specified in the Articles of Incorporation shall constitute a quorum for the transaction of business.  In the absence of a quorum, a majority of the Directors present may adjourn any meeting from time to time until a quorum be had.  Notice of any adjourned meeting need not be given.

(*New provision adopted on March 29, 2001)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

*Section 6.  At any meeting of the Board of Directors, a majority of the number of the Directors as specified in the Articles of Incorporation present at such meeting in person or through remote communication shall constitute a quorum for the transaction of business.  In the absence of a quorum, a majority of the Directors present at such meeting in person or through remote communication may adjourn such meeting from time to time until a quorum be had.  Notice of any adjourned meeting need not be given.

(*New provision adopted on March 29, 2001;

Amended on March 25, 2021)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

*Section 7.   At any meeting of the Board of Directors at which there is a quorum, all matters approved by at least a majority of the Directors present at such meeting shall be valid as a corporate act, except for such matters which require the vote of majority of all the members of the Board as prescribed by statute or these By-Laws.

(*New provision adopted on March 29, 2001)

ARTICLE III

QUORUM AND VOTING REQUIREMENTS

*Section 7.   At any meeting of the Board of Directors at which there is a quorum, all matters approved by at least a majority of the Directors present at such meeting in person or through remote communication shall be valid as a corporate act, except for such matters, including the election of officers, which require the vote of majority of all the members of the Board as prescribed by statute or these By-Laws.

(*New provision adopted on March 29, 2001;

Amended on March 25, 2021)

ARTICLE IV

CAPITAL STOCK

*Section 6.  The corporation shall not issue any stock certificate evidencing, either singly, or with other shares, any fractional part of a share, or any undivided interest in any share.

(* Amended on April 15, 1953)

ARTICLE IV

CAPITAL STOCK

*Section 6. The corporation shall not issue any stock certificate to a subscriber until the full amount of the subscription together with interest and expense (in case of delinquent shares), if any is due, has been paid. No certificate of stock shall be issued evidencing, either singly, or with other shares, any fractional part of a share, or any undivided interest in any share.

(* Amended on April 15, 1953 and March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

*Section 2.  The Board of Directors shall have such number of Independent Directors constituting at least twenty percent (20%) of its membership but which shall in no case be less than two (2).  An “Independent Director” is a Director who: (a) is independent of management, (b) apart from his fees and shareholdings, is free from any business or other relationship with the corporation which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director of the corporation, and (c) meets all the independence criteria enumerated in the corporation’s Manual on Corporate Governance and such other criteria provided under applicable laws, rules or regulations (including SRC Rule 38 as amended from time to time) or determined by the Board of Directors or the Governance and Nomination Committee of the Board of Directors (the “Governance and Nomination Committee”).

X      X      X

(* Amended on August 3, 2010)

ARTICLE V

BOARD OF DIRECTORS

*Section 2. The Board of Directors shall have such number of Independent Directors constituting at least twenty percent (20%) of its membership but which shall in no case be less than two (2).  An “Independent Director” is a Director who: (a) is independent of management, (b) apart from his fees and shareholdings, is free from any business or other relationship with the corporation which could, or could reasonably be perceived to, materially interfere with his exercise of independent judgment in carrying out his responsibilities as a director of the corporation, and (c) meets all the independence criteria enumerated in the corporation’s Manual on Corporate Governance and such other criteria provided under applicable laws, rules or regulations (including SRC Rule 38 as may be amended from time to time) or determined by the Board of Directors or the Governance, Nomination and Sustainability Committee, of the Board of Directors (the “GNS Committee”).

X      X      X

(* Amended on August 3, 2010 and March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

*Section 3. Any person nominated for election as a Director must possess the following minimum qualifications and such additional qualifications provided under any amendments to the Corporation Code, Securities Regulation Code, the Code of Corporate Governance issued by the Securities and Exchange Commission (the “Commission”) and other relevant laws, rules and regulations in effect at the relevant time:

X      X      X

(* Amended on August 3, 2010)

ARTICLE V

BOARD OF DIRECTORS

*Section 3. Any person nominated for election as a Director must possess the following minimum qualifications and such additional qualifications which may be provided under Republic Act No. 11232, known as the Revised Corporation Code of the Philippines (the “RCC”), Republic Act No. 8799, known as the Securities Regulation Code (the “SRC”), the Code of Corporate Governance for Publicly-Listed Companies (the “CG Code”) issued by the Commission, and other relevant laws, rules and regulations in effect at the relevant time (collectively, the “Applicable Laws”):

X      X      X

(Amended on August 3, 2010 and March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

*       Section 5. No person suffering from any of the following grounds for disqualification shall qualify or be eligible for nomination or election as a Director:

X      X      X

(iii)having willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the Securities Regulation Code, the Corporation Code, or any other law administered by the Commission or the Bangko Sentral ng Pilipinas (the “BSP”), or any rule, regulation or order of the Commission or BSP;

X      X      X

(b)xx

The disqualification shall also apply if such person: (i) is currently the subject of an order of the Commission or any court or administrative body denying, revoking or suspending any registration, license or permit issued to him under the Corporation Code, Securities Regulation Code or any other law administered by the Commission or BSP, or under any rule or regulation issued by the Commission or BSP; or (ii) has otherwise been restrained to engage in any activity involving securities and banking; or (iii) is currently the subject of an effective order of a self-regulatory organization suspending or expelling him from membership, participation or association with a member or participant of the said organization;

(c)Any person found guilty by final judgment or order of a foreign court or equivalent securities or banking regulatory authority of acts, violations or misconduct similar to any of the acts, violations or misconduct enumerated in paragraphs (a) and (b) above;

(d)Any person convicted by final judgment of an offense punishable by imprisonment for more than six (6) years, or a violation of the Corporation Code committed within five (5) years prior to the date of his election or appointment; or

(e)Any person judicially declared as insolvent;

(* Amended on August 3, 2010)

ARTICLE V

BOARD OF DIRECTORS

*Section 5. No person suffering from any of the following grounds for disqualification, or such other grounds for disqualification which may be provided under the Applicable Laws, shall qualify or be eligible for nomination or election as a Director:

X      X      X

(iii)having willfully violated, or willfully aided, abetted, counseled, induced or procured the violation of, any provision of the Securities Regulation Code, the Revised Corporation Code, or any other law administered by the Commission or the Bangko Sentral ng Pilipinas (the “BSP”), or any rule, regulation or order of the Commission or BSP;

X      X      X

(b)xx

The disqualification shall also apply if such person: (i) is currently the subject of an order of the Commission or any court or administrative body denying, revoking or suspending any registration, license or permit issued to him under the Revised Corporation Code, Securities Regulation Code or any other law administered by the Commission or BSP, or under any rule or regulation issued by the Commission or BSP; or (ii) has otherwise been restrained to engage in any activity involving securities and banking; or (iii) is currently the subject of an effective order of a self-regulatory organization suspending or expelling him from membership, participation or association with a member or participant of the said organization;

(c)Any person convicted by final judgment of an offense punishable by imprisonment for more than six (6) years, or a violation of the Revised Corporation Code committed within five (5) years prior to the date of his election or appointment;

(d)Any person convicted or found guilty in a final judgment or order of a foreign court or equivalent securities, banking or other regulatory authority of acts, violations or misconduct similar to any of the acts, violations or misconduct enumerated in paragraphs (a), (b) and (c) above; or

(e)Any person judicially declared as insolvent;

(* Amended on August 3, 2010 and March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

*Section 6.  Except as otherwise provided in the preceding Sections, the Governance and Nomination Committee shall have the power and authority to evaluate and determine whether any person nominated for election as a Director/Independent Director has all the qualifications and none of the disqualifications specified in the preceding Sections. The Governance and Nomination Committee shall also have the power and authority to consider and recommend to the Board of Directors such other qualifications and grounds for disqualification (including grounds for temporary disqualification) of Directors/Independent Directors or persons nominated for election as Directors/Independent Directors, taking into consideration the relevant laws, rules and regulations in effect at the relevant time.

With respect to the nomination and election of Independent Directors, the Governance and Nomination Committee shall ensure that the corporation observes the procedures and requirements contained in SRC Rule 38, as amended from time to time.

(* Amended on August 3, 2010)

ARTICLE V

BOARD OF DIRECTORS

*Section 6.  Except as otherwise provided in the preceding Sections, the GNS Committee shall have the power and authority to evaluate and determine whether any person nominated for election as a Director/Independent Director has all the qualifications and none of the disqualifications specified in the preceding Sections.  The GNS Committee shall also have the power and authority to consider and recommend to the Board of Directors such other qualifications and grounds for disqualification (including grounds for temporary disqualification) of Directors/Independent Directors or persons nominated for election as Directors/Independent Directors, taking into consideration the Applicable Laws in effect at the relevant time.

With respect to the nomination and election of Independent Directors, the GNS Committee shall ensure that the corporation observes the procedures and requirements contained in Rule 38 of the Implementing Rules and Regulation of the Securities Regulation Code (“SRC Rule 38”), as may be amended from time to time.

(* Amended on August 3, 2010 and March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

*Section 7.  For the proper implementation of the provisions of the foregoing Sections, all nominations for election of Directors by stockholders shall be submitted in writing to the Board of Directors through the Chairman of the Board and the Secretary at this corporation’s principal place of business at least sixty (60) working days before the regular or special meeting of stockholders for the purpose of electing directors.

X      X      X

(* Amended on May 8, 1962, February 29, 2000, March 29, 2001, February 26, 2003, January 25, 2005 and August 3, 2010)

ARTICLE V

BOARD OF DIRECTORS

*Section 7.  For the proper implementation of the provisions of the foregoing Sections, all nominations for election of Directors by stockholders shall be submitted in writing to the Board of Directors through the Chairman of the Board and the Secretary at this corporation’s principal place of business at least sixty (60) working days before the regular or special meeting of stockholders for the purpose of electing directors. Each stockholder shall have the right to nominate a candidate/s for election as director/s, provided that such candidate/s possess all the qualifications and have none of the disqualifications set out in these By-Laws and the Applicable Laws.

X      X      X

(* Amended on May 8, 1962, February 29, 2000, March 29, 2001, February 26, 2003, January 25, 2005;

August 3, 2010 and March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

Section 8. Directors shall be elected at the annual meeting of stockholders or in any meeting held in lieu thereof for that purpose. At all elections of Directors, there must be present, either in person or through a representative authorized to act by written proxy, or through remote communication, stockholders representing at least a majority of the shares of the corporation issued and outstanding and entitled to vote at the meeting. If no election of directors is held, or stockholders representing majority of the shares of the corporation issued and outstanding and entitled to vote are not present in person, by proxy or through remote communication or are not voting in absentia at the meeting, such meeting may be adjourned. The non-holding of election and the reasons therefor shall be reported to the Commission within thirty (30) days from the date of the scheduled election. The report shall specify a new date for the election, which shall not be later than sixty (60) days from the scheduled date. If no new date has been designated or if the rescheduled election is likewise not held, a stockholder may avail of the remedy provided in Section 25 of the RCC.

(New provision adopted on March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

*Section 8. In case of any vacancy in the Board of Directors for any cause or reason whatsoever, other than removal by the stockholders or by expiration of the term of office, the vacancy may be filled by the vote of at least a majority of the remaining Directors then in office, if still constituting a quorum.  A Director so elected to fill a vacancy shall hold office for the unexpired term of his predecessor in office.  Any vacancy in the Board of Directors resulting from the removal of a director by the stockholders in the manner provided by law may be filled by election at the same meeting at which the removal took place or at any annual or special meeting of stockholders called for the purpose after giving notice as prescribed in these By-Laws.

(* Amended on May 8, 1962, January 10, 1968

and March 29, 2001)

ARTICLE V

BOARD OF DIRECTORS

*Section 9.  In case of any vacancy in the Board of Directors for any cause or reason whatsoever, other than removal by the stockholders or by expiration of the term of office, the vacancy may be filled by the vote of at least a majority of the remaining Directors then in office, if still constituting a quorum; otherwise, said vacancy must be filled by the stockholders at a meeting called for that purpose. The election must be held no later than forty-five (45) days from the time the vacancy arose.  Any vacancy in the Board of Directors resulting from the removal of a director by the stockholders in the manner provided by law may be filled by election at the same meeting at which the removal took place or at any annual or special meeting of stockholders called for that purpose after giving notice as prescribed in these By-Laws. A director elected to fill a vacancy shall be referred to as a replacement director and shall serve only for the unexpired term of his predecessor in office.

(* Amended on May 8, 1962, January 10, 1968,

March 29, 2001 and March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

Section 10.  When the vacancy in the Board prevents the remaining directors from constituting a quorum and emergency action is required to prevent grave, substantial, and irreparable loss or damage to the corporation, the vacancy may be temporarily filled from among the officers of the corporation by unanimous vote of the remaining directors. The action by the designated director shall be limited to the emergency action necessary, and the term shall cease within a reasonable time from the termination of the emergency or upon election of the replacement director, whichever comes earlier. The corporation must notify the Commission within three (3) days from the creation of the emergency board, stating the reason for its creation.

(New provision adopted on March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

*Section 10. The Board of Directors may create an Executive Committee to be composed of not less than three (3) members of the Board of Directors to be appointed by the Board of Directors.  Such committee shall, except as may otherwise be provided by law, have and exercise all the powers of the Board of Directors during the intervals between the meetings of the full Board.  Such committee may prescribe rules for its governance; its meetings may be held at such place within the Philippines as it may determine or authorize, and majority of the members of said committee at any meeting shall constitute a quorum.  In addition to taking action at a meeting, the Executive Committee may validly act upon the written consent of a majority of its members.  At each meeting of the Board of Directors, the acts and proceedings of the Executive Committee since the preceding meeting of the Board of Directors shall be submitted for such action thereon as the Board may deem proper.

(* Amended on May 8, 1962, January 10, 1968 and March 29, 2001)

ARTICLE V

BOARD OF DIRECTORS

*Section 12. The Board of Directors may create an Executive Committee to be composed of not less than three (3) members of the Board of Directors to be appointed by the Board of Directors.  Such committee may act, by majority vote of all its members, on such specific matters within the competence of the Board of Directors as may be delegated to it by majority vote of the Board of Directors, except with respect to the following: (a) approval of any action for which stockholders approval is required; (b) filling of any vacancy in the Board of Directors; (c) amendment or repeal of these By-Laws or adoption of new By-Laws; (d) amendment or repeal of any resolution of the Board of Directors which by its express terms is not amendable or repealable; and (e) distribution of cash dividend to stockholders. The Executive Committee may prescribe rules for its governance; its meetings may be held at such place within the Philippines as it may determine or authorize, and majority of the members of said committee at any meeting shall constitute a quorum.  In addition to taking action at a meeting, the Executive Committee may validly act upon the written consent of a majority of its members.  At each meeting of the Board of Directors, the acts and proceedings of the Executive Committee since the preceding meeting of the Board of Directors shall be submitted for such action thereon as the Board may deem proper.

(* Amended on May 8, 1962, January 10, 1968, March 29, 2001 and March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

*Section 11. The Board of Directors may create committees and other bodies it may deem necessary or advisable in respect of the affairs of the corporation.  The membership, powers, duties, functions and responsibilities of such committees and bodies shall be prescribed by the Board of Directors.  The members of such committees and bodies shall be appointed by the Board of Directors for a term co-terminus with that of the Board of Directors that appoints them unless sooner terminated or removed.

(*New provision effective February 24, 1998)

ARTICLE V

BOARD OF DIRECTORS

*Section 13. The Board of Directors may create committees and other bodies it may deem necessary or advisable in respect of the affairs and governance of the corporation.  The membership, powers, duties, functions and responsibilities of such committees and bodies shall be prescribed by the Board of Directors or set out in charters approved by the Board of Directors.  The members of such committees and bodies shall be appointed by the Board of Directors for a term co-terminus with that of the Board of Directors that appoints them unless sooner terminated or removed.

(*New provision effective February 24, 1998;

Amended on March 25, 2021)

ARTICLE V

BOARD OF DIRECTORS

Section 14.  Directors may receive reasonable per diems for attendance in meetings as approved by the Board of Directors. The amount of such per diems shall be reviewed and recommended by the Executive Compensation Committee of the Board of Directors, taking into account the work and time required from a Director to perform his duties and responsibilities to the corporation, as well as industry practices and benchmarks. No director shall be involved in deciding his own remuneration.

Stockholders representing at least a majority of the shares of the corporation issued and outstanding and entitled to vote may grant Directors with compensation and approve the amount thereof at any annual or special meeting.

(New provision adopted on March 25, 2021)

ARTICLE VI

OFFICERS

*Section 1.  xx

Immediately after the election of the Directors at the annual or special meeting of stockholders called for such purpose, the Board of Directors shall elect or appoint the officers of the corporation and the Chairman of the Board.  Any two (2) or more positions may be held concurrently by the same person, except that no one shall act as Chairman or President and Treasurer or Secretary at the same time.

(* Amended on May 8, 1962, January 27, 1964, July 25, 1966, April 18, 1979, January 25, 1983, March 29, 2001, January 25, 2005 and August 3, 2010)

ARTICLE VI

OFFICERS

*Section 1.  xx

Immediately after the election of the Directors at the annual or special meeting of stockholders called for such purpose, the Board of Directors shall elect or appoint the Chairman of the Board of Directors and the officers of the corporation, including one who shall act as the Compliance Officer referred to in Section 24 of the Revised Corporation Code.  Any two (2) or more positions may be held concurrently by the same person, except that no one shall act as Chairman or President and Treasurer or Chairman or President and Secretary at the same time.

(* Amended on May 8, 1962, January 27, 1964,

July 25, 1966, April 18, 1979, January 25, 1983,

March 29, 2001, January 25, 2005, August 3, 2010

and March 25, 2021)

ARTICLE VII

CHAIRMAN OF THE BOARD, PRESIDENT, SENIOR EXECUTIVE VICE PRESIDENT, EXECUTIVE VICE PRESIDENTS, SENIOR VICE PRESIDENTS, FIRST VICE PRESIDENTS,

AND VICE PRESIDENTS

*Section 3.  The Senior Executive Vice President, Executive Vice Presidents, Senior Vice Presidents, First Vice Presidents, and Vice Presidents.  In the case of absence or disability of the President, the Senior Executive Vice President shall act as President and in case of his absence or disability, the Board shall designate any of the Executive Vice Presidents to act as President, and perform the duties and exercise the powers of the President.  The Senior Executive Vice President, Executive Vice Presidents, Senior Vice Presidents, First Vice Presidents and Vice Presidents shall perform such duties as the Board shall, from time to time, prescribe.

(*Amended on April 26, 1969, January 27, 1964,

April 18, 1979 and January 25, 1983)

ARTICLE VII

CHAIRMAN OF THE BOARD, PRESIDENT, SENIOR EXECUTIVE VICE PRESIDENT, EXECUTIVE VICE PRESIDENTS, SENIOR VICE PRESIDENTS,

FIRST VICE PRESIDENTS, VICE PRESIDENTS AND COMPLIANCE OFFICER

*Section 3.  The Senior Executive Vice President, Executive Vice Presidents, Senior Vice Presidents, First Vice Presidents, Vice Presidents and Compliance Officer.  In the case of absence or disability of the President, the Senior Executive Vice President shall act as President and in case of his absence or disability, the Board shall designate any of the Executive Vice Presidents to act as President, and perform the duties and exercise the powers of the President. The Senior Executive Vice President, Executive Vice Presidents, Senior Vice Presidents, First Vice Presidents, Vice Presidents and Compliance Officer shall perform such duties as the Board or the President shall, from time to time, prescribe.

(*Amended on April 26, 1969, January 27, 1964, April 18, 1979, January 25, 1983 and March 25, 2021)

ARTICLE XVII

ARBITRATION

Section 1.  Any dispute, controversy or claim between the corporation and its stockholders arising from, relating to, or in connection with, the implementation of the corporation’s Articles of Incorporation or By-Laws, as the same may be amended from time to time, or  from intra-corporate relations may be referred to and resolved by arbitration in accordance with the provisions of the succeeding Section 2; Provided, that any dispute, controversy or claim involving criminal offenses, and interests of third parties, and those which by law fall within the exclusive original jurisdiction of a court of justice, may not be referred to arbitration.

Section 2.  Arbitration shall be conducted in accordance with the Arbitration Rules of the Philippine Dispute Resolution Center, Inc. (“PDRCI”), and the rules and regulations governing arbitration issued by the Commission, by a panel of three (3) arbitrators to be appointed in accordance with the PDRCI Arbitration Rules. The place of arbitration shall be Makati City and the language to be used in the arbitration proceedings shall be English.

(New provision adopted on March 25, 2021)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PLDT Inc.
By	:	/s/ Ma. Lourdes C. Rausa-Chan
Name	:	Ma. Lourdes C. Rausa-Chan
Title	:	Corporate Secretary

Date:  March 25, 2021